Exhibit 99.34

Hole AR-15-62 Returns Best Assay Result to Date at Arrow Zone

with 78.0m at 10.00% U3O8 including 12m at 38.29% U3O8

Vancouver, BC, January 13, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to report the final assay result from our highly successful summer 2015 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Angled drill hole AR-15-62 has returned the most strongly mineralized intercept to date at Arrow with a continuous grade x thickness (“GT”) of 787 which represents the best hole drilled at the Arrow zone. Hole AR- 15-62 intersected 78.0 m at 10.00% U3O8 including 12.0 m at 38.29% U3O8 within the higher grade A2 sub- zone (the “Sub-Zone”) and confirms the continuity of intense, high-grade uranium mineralization across the Sub-Zone.

Hole AR-15-62 represents the seventh intercept within the Sub-Zone, which currently has a strike length of 203 m, begins at less than 400 m below surface and remains open in all directions. The Sub-Zone will be a primary focus of the 30,000 m winter 2016 drill program, which commenced on January, 7th.

With all assays now returned from the summer 2015 program, the resource estimators will commence the maiden NI 43-101 resource estimate scheduled to be completed in H1 2016. This maiden resource will only incorporate assays up to the end of the 2015 summer program.

Drill hole locations and the Sub-Zone long section are shown in Figures 1 and 2, angled drill hole results from the Sub-Zone are in Table 1, and assay results are shown in Table 2.

Highlights:

•	AR-15-62 (22 m up-dip and to the southwest from AR-15-44b) intersected 78.0 m at 10.00% U3O8 (419.5 to 497.5 m) including 13.5 m at 20.59% U3O8 (484.0 to 497.5 m), 12.0 m at 38.29% U3O8 (454.0 to 466.0 m), and 2.5 m at 60.58% U3O8 (454.5 to 457.0 m) all within the Sub-Zone.

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

	AR-15-59c2[2]	AR-15-54c1[2]	AR-15-58c1[2]	AR-15-62[1]	AR-15-44b2	AR-15-49c2[2]	AR-15-57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.0 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.6 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.5 m	2.00 m	2.0 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 645 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling has now commenced with six rigs.

•	The release of a maiden NI 43-101 resource estimate on the Arrow zone is scheduled for the first half of 2016.

•	The company has cash on hand of approximately $34M.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “This exceptional assay result from drill hole AR-15-62 is an incredible accomplishment, and demonstrates our knowledge of the structurally controlled uranium mineralization at Arrow. Drill results of this calibre are very rare in the Athabasca Basin and speaks to the size and strength of the mineralizing event that has occurred at Arrow. Hole -62 confirms the strong continuity of high-grade mineralization within the A2 Sub-Zone throughout its current 203 m strike length.”

Leigh Curyer, Chief Executive Officer commented: “AR-15-62 was the final hole of the 2015 summer drill program and has produced the best mineralized intercept to date at the Arrow Zone. This result and our understanding of the A2 Sub-Zone sets NexGen up for an exciting winter 2016 drill program with the Sub-Zone being one of a number of objectives at Arrow and along strike.”

Table 2: Arrow Zone Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results				Grade (U3O8%) x Thickness (m) (GT)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-15-62	140	-75	657.00	104.30	398.50	522.50	124.00	6.35	787.4
				Including	419.50	497.50	78.00	10.00
				Including	454.00	477.00	23.00	20.37
				Including	484.00	497.50	13.50	20.59
				Including	454.00	466.00	12.00	38.29
				Including	454.50	457.00	2.50	60.58
				Including	463.50	465.50	2.00	57.48
				Including	493.50	497.00	3.50	49.89
					530.50	531.00	0.50	0.01	0.01
					533.50	534.50	1.00	0.02	0.02
					538.50	539.50	1.00	0.34	0.34
					546.50	551.00	4.50	0.01	0.06
					565.50	570.50	5.00	3.17	15.86
					573.00	592.50	19.50	1.39	27.02
					598.50	599.00	0.50	0.03	0.01
					601.50	618.00	16.50	0.03	0.50
					640.50	644.50	4.00	0.03	0.13

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP- MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

Figure 1: Arrow Zone Drill Hole Locations

AR-15-62
Longsection Window (A2)
Longsection Window (A3)
A1 Shear
A2 Shear
A3 Shear
A4 Shear
Arrow Strike Length 645 m
Arrow High Grade Core 300 m
NexGen Energy Ltd.
Drillhole Collar (2015)
Drillhole Collar (2014)
Drillhole Trace
Semi-pelitic Gneiss
Mixed gabbro, granodiorite gneiss and semi-pelitic gneiss
Prospective Structure
Mineralization Outline
Scale 1:5000
50 0 50 100 150
(meters)
NAD83 / UTM zone 12N
N
W
E
S
NexGen Energy Ltd
Rook I
Arrow Drilling
January 13, 2016

Figure 2: A2 Mineralized Shear Longsection (Close Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in centre of, and include all mineralization within the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding each drill hole are 60m in diameter
SCALE 1 : 1500
(m)
-10
0
10
20
30
40
50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
400m
450m
500m
550m
600m
AR-15-62
AR-15-58c1
AR-15-54c1
AR-15-59c2
AR-15 -44b
AR-15 -49c2
AR-15 -57c3
AR-14-30
10.00% 78.0m
2.48% 80.5m
10.09% 27.5m
10.11% 36.5m
9.72% 35.5m
5.42% 11.0m
9.56% 68.5m
8.77% 69.0m
10.03% 31.5m
7.39% 17.0m
32m
22m
AR-15-57c2
AR-15-57c1
AR-15-45b
AR-15-41
AR-15-58c2
AR-15-48c1
AR-15 -57c5
AR-15-57c4
AR-15-59c1
AR-15 -43a
AR-15 -48c2
AR-15 -48c3
AR-15-38
AR-15-53c1
AR-15-34b
AR-15-54c2
AR-15-37
AR-15-53c2
AR-15-61c2
AR-15 -54c4
AR-15 -56c2
AR-15-53c3
AR-14-15
AR-15-32
AR-15-51
AR-15 -56c1
AR-15-39w1
AR-15-39
NexGen Energy
Arrow Zone
A2 Shear - Longitundinal Section
January 13, 2016

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.